PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

Peninsula Resources Ltd. announces Transaction with Zodiac Exploration Corp.

June 4, 2010 – Vancouver, British Columbia – Peninsula Resources Ltd. ("Peninsula” or the "Company") (TSX VENTURE: PNU.H) is pleased to announce that it has entered into a letter agreement dated June 3, 2010 (the “Letter Agreement”) with Zodiac Exploration Corp. ("Zodiac") under which Peninsula will combine with Zodiac (the “Transaction”) through the issuance of common shares of Peninsula.  Zodiac has interests in certain oil and gas properties in the San Joaquin Basin in California, USA.

The Transaction, when completed, is intended to be a reverse take-over for the purposes of the requirements of the TSX Venture Exchange (the "TSX-V") and to enable the Company to qualify as a Tier 2 Oil & Gas Issuer on the TSX-V.

About Zodiac Exploration Corp.

Zodiac is a private Alberta incorporated company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac currently holds working interests in approximately 50,000 gross acres (31,000 net acres) in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

Transaction Terms

The purchase price for the common shares of Zodiac will be satisfied by the issuance of approximately 166,042,142 common shares of Peninsula.  In addition, outstanding share purchase warrants and stock options of Zodiac will be exchanged or converted into an equivalent number of Peninsula share purchase warrants and stock options using the same exchange ratio applied for number of securities and price.

Peninsula currently has outstanding 8,661,644 common shares and 5,000,000 share purchase warrants to acquire common shares at a price of $0.125/share up to the close of business on April 21, 2011.   Peninsula does not have any outstanding stock options.

Based on the foregoing, upon completion of the Transaction, the Company is expected to have a total of 174,703,786 common shares issued, 87,920,061 common shares reserved for issuance under warrants, and 9,831,000 common shares reserved for issuance under the stock options.  Of the issued shares, 95% will be held by existing Zodiac shareholders and 5% will be held by existing Peninsula shareholders.

The obligations of Peninsula and Zodiac to consummate the Transaction shall be subject to, among other things: (i) the receipt of all necessary regulatory and TSX-V approval, including, without limiting the generality of the foregoing, the approval of the Transaction in accordance with the TSX-V policies; (ii) the receipt of all necessary shareholder and board of director approvals; (iii) the confirmation of the representations and warranties of each party to the Agreement; (iv) the absence of any material adverse effect on the financial and operational condition or the assets of each of the parties; (v) the delivery of standard completion documentation; and (vi) other conditions which are by precedent customary for a transaction such as the Transaction. The conditions listed above are for the benefit of, and maybe waived by, Peninsula and Zodiac as it relates to the obligations of the other party to perform or obtain the same.

Trading Update

This press release should not be considered a comprehensive summary of the Transaction.  Additional information required by the TSX-V will be disseminated at a future date following a satisfactory review by the TSX-V.

Trading of the Peninsula Shares will remain halted pending receipt and review by the TSX-V of acceptable documentation regarding the company following completion of the Transaction. The proposed Transaction has not been approved by the TSX-V and remains subject to TSX-V acceptance.

All information provided in this news release related to Zodiac has been provided by management of Zodiac and has not been independently verified by management of Peninsula

Completion of the Transaction is be subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable pursuant to TSX-V Requirements (as such term is defined under the TSX-V policies), majority of the minority shareholder approval.  Where applicable, the Transaction cannot close until the required shareholder approval is obtained.  There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a Peninsula should be considered highly speculative.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in the Company’s filings with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Len Guenther

Director

Peninsula Resources Limited

Tel: 604.688.5007

Or

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Tel: 403.444.7848